UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

2013 Third Quarter Preliminary Operating Results

On October 25, 2013, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the third quarter of fiscal year 2013. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on the International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being reviewed by our independent auditor and are subject to change.

1.	Preliminary Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		3Q 2013	2Q 2013	% Change Increase (Decrease) (Q to Q)	3Q 2012*	% Change Increase (Decrease) (Y to Y)
Operating revenue**	Specified Quarter	5,055,184	5,978,021	(15.44)	6,334,926	(20.20)
	Cumulative	17,235,759	12,180,575	—	19,384,466	(11.08)
Net operating profit	Specified Quarter	632,321	451,495	40.05	601,774	5.08
	Cumulative	1,616,681	984,360	—	2,158,455	(25.10)
Profit before income tax	Specified Quarter	623,246	323,403	92.71	582,282	7.04
	Cumulative	1,494,385	871,139	—	2,126,648	(29.73)
Profit for the period	Specified Quarter	462,874	165,258	180.09	463,557	(0.15)
	Cumulative	1,041,048	578,174	—	1,625,501	(35.96)
Profit attributable to shareholders of the parent company	Specified Quarter	462,874	163,520	183.07	464,588	(0.37)
	Cumulative	1,037,852	574,978	—	1,621,140	(35.98)

*	The figures have been restated to reflect adjustments resulting from retrospective application of the amendments to K-IFRS that are effective for the financial year beginning on or after January 1, 2013.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

2.	Preliminary Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		3Q 2013	2Q 2013	% Change Increase (Decrease) (Q to Q)	3Q 2012*	% Change Increase (Decrease) (Y to Y)
Operating revenue**	Specified Quarter	3,869,788	4,633,834	(16.49)	4,908,729	(21.17)
	Cumulative	13,366,292	9,496,504	—	14,620,169	(8.58)
Net operating profit	Specified Quarter	463,988	293,671	58.00	480,489	(3.43)
	Cumulative	1,133,722	669,734	—	1,818,526	(37.66)
Profit before income tax	Specified Quarter	454,038	168,666	169.19	470,003	(3.40)
	Cumulative	1,013,794	559,756	—	1,800,971	(43.71)
Profit for the period	Specified Quarter	338,195	48,822	592.71	381,970	(11.46)
	Cumulative	682,874	344,679	—	1,386,426	(50.75)
Profit attributable to shareholders of the parent company	Specified Quarter	338,195	48,783	593.26	381,931	(11.45)
	Cumulative	682,790	344,595	—	1,386,103	(50.74)

*	The figures have been restated to reflect adjustments resulting from retrospective application of the amendments to K-IFRS that are effective for the financial year beginning on or after January 1, 2013.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

3.	Preliminary Operating Results of KB Kookmin Card Co., Ltd. (Consolidated)

(Won in millions, %)		3Q 2013	2Q 2013	% Change Increase (Decrease) (Q to Q)	3Q 2012*	% Change Increase (Decrease) (Y to Y)
Operating revenue**	Specified Quarter	748,937	739,522	1.27	738,606	1.40
	Cumulative	2,202,835	1,453,898	—	2,179,177	1.09
Net operating profit	Specified Quarter	147,576	141,053	4.62	106,695	38.32
	Cumulative	413,367	265,791	—	259,746	59.14
Profit before income tax	Specified Quarter	146,588	141,068	3.91	103,170	42.08
	Cumulative	412,416	265,828	—	256,849	60.57
Profit for the period	Specified Quarter	112,078	108,011	3.77	78,629	42.54
	Cumulative	315,677	203,599	—	195,603	61.39
Profit attributable to shareholders of the parent company	Specified Quarter	112,078	108,011	3.77	78,629	42.54
	Cumulative	315,677	203,599	—	195,603	61.39

*	The figures have been restated to reflect adjustments resulting from retrospective application of the amendments to K-IFRS that are effective for the financial year beginning on or after January 1, 2013.
**	Represents the sum of interest income, fee and commission income, and other operating income.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: October 25, 2013	By:	/s/ Woong-Won Yoon
(Signature)

	Name:	Woong-Won Yoon
	Title:	Deputy President & CFO